UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 20, 2026, Ascentage Pharma Group International issued the announcement entitled “Poll Results of the Annual General Meeting Held on May 20, 2026”. On May 21, 2026, Ascentage Pharma Group International issued the announcement entitled “The Companies Act (As Amended) Company Limited by Shares Third Amended And Restated Memorandum of Association of Ascentage Pharma Group International” and the press release entitled “Ascentage Pharma Releases Latest Clinical Data from Multiple Trials at ASCO 2026”. On May 22, 2026, Ascentage Pharma Group International issued an announcement entitled “Ascentage Pharma Releases Latest Clinical Data From Multiple Trials at ASCO 2026”. A copy of the announcements and press release are furnished as Exhibits 99.1, 99.2, 99.3, and 99.4.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Poll Results Announcement dated May 20, 2026
99.2	Third Amended And Restated Memorandum of Association Announcement dated May 21, 2026
99.3	Clinical Trial Press release dated May 21, 2026
99.4	Clinical Trial Announcement dated May 22, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: May 22, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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